Exhibit 99.1

Computation of Ratios of Earnings to Fixed Charges

	Quarter Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	March 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings:
Net increase in net assets from operations	$385,552	$(1,039,731)	$(18,634,588)	$15,033,594	$17,222,972	$26,125,779
Income tax expense, including excise tax	-	-	-	-	-	-
Total Earnings before taxes	385,552	(1,039,731)	(18,634,588)	15,033,594	17,222,972	26,125,779
Fixed Charges:
Interest expense	2,180,972	9,110,603	11,727,880	11,538,179	10,116,271	6,976,018
Total fixed charges	$2,180,972	$9,110,603	$11,727,880	$11,538,179	$10,116,271	$6,976,018
Earnings available to cover fixed charges	$2,566,524	$8,070,872	$(6,906,708)	$26,571,774	$27,339,243	$33,101,797
Ratio of earnings to fixed charges	1.18	0.89	(0.59)	2.30	2.70	4.75